Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
ThoughtWorks Australia Pty Ltd	Australia
ThoughtWorks Brasil Software LTDA.	Brazil
ThoughtWorks Software Technologies (Beijing) Ltd.	China
ThoughtWorks Software Technologies (Chengdu) Ltd.	China
ThoughtWorks Software Technologies (Wuhan) Ltd.	China
ThoughtWorks Software Technologies (Xi’an) Ltd.	China
ThoughtWorks, Inc.	Delaware
Turing Topco LLC	Delaware
ThoughtWorks, Ltd.	England & Wales
ThoughtWorks Deutschland GmbH	Germany
ThoughtWorks Technologies (India) Private Limited	India
ThoughtWorks Pte. Ltd.	Singapore